HURLBERT PLC

October 11, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Harden Technologies Inc.
Draft Registration Statement on Form F-1 Submitted October 11, 2022
CIK No. 0001873723

Ladies and Gentlemen:

This letter is in response to the letter dated September 2, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Harden Technologies, Inc. (the “Company”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 4”) is being submitted confidentially to accompany this letter.

Prospectus Summary, page 1

1. Please refer to prior comment 2 and disclose in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company acknowledges the comment and has added additional disclosure on pages 6-7 and 14 of the Amended Draft Registration Statement No. 4.

2. Please disclose in the prospectus summary each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve any operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you determine no permissions are required, please provide an explanation. Please also add a relevant summary risk factor with a specific cross-reference to a more detailed risk factor discussion.

The Company acknowledges the comment and has added additional disclosure on pages 7-10 of the Amended Draft Registration Statement No. 4.

3. In the prospectus summary, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

The Company acknowledges the comment and has added additional disclosure on pages 16-18 of the Amended Draft Registration Statement No. 4.

Corporate Structure, page 5

4. On the corporate structure chart, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

The Company acknowledges the comment and has added additional disclosure on pages 5 and 71 of the Amended Draft Registration Statement No. 4.

Management's Discussion and Analysis of Financial Condition... Results of Operations, page 48

5. We note your Sales and marketing and General and administrative expenses increased due to two or more factors. For example, you state the increase in Sales and marketing was mainly driven by increased salary and compensation, shipping and handling and post-sales service expenses. Please revise throughout to quantify each material factor, including any offsetting factor, that contributed to changes in your line items. In addition, you should remove vague terms such as “mainly” in favor of specific quantification.

The Company acknowledges the comment and has more fully explained such information throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amended Draft Registration Statement No. 4.

6. We note that the provisions for the allowance for doubtful accounts increased materially against advances to suppliers, due to canceled contracts for purchases of medical mask production equipment. Please revise your disclosures to fully address the facts and circumstances that drove the change and whether the disproportionate fluctuation and increase in trend is expected to recur. See Item 303(a)(3)(i) and (ii) of Regulation S-K.

The Company acknowledges the comment and has added additional disclosure on page 62 of the Amended Draft Registration Statement No. 4.

Note 11. Related Party Transactions

(3) Sales to Related Parties, page F-21

7. Please disclose the amount collected as of May 31, 2022.

The Company acknowledges the comment and has added additional disclosure on page F-46 of the Amended Draft Registration Statement No. 4.

General

8. Please revise to include a discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act.

The Company acknowledges the comment and has added additional disclosure on the cover page and pages 3, 6 and 29 of the Amended Draft Registration Statement No. 4.

9. Please update your disclosure throughout to include a factual discussion of the August 26, 2022, agreement between the PCAOB and China to allow for PCAOB inspections and investigations of audit firms based in China and Hong Kong.

The Company acknowledges the comment and has added additional disclosure on the cover page and page 7 of the Amended Draft Registration Statement No. 4.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the undersigned at (804) 814-2209 or brad@hbhblaw.com

Very truly yours,

Haneberg Hurlburt PLC

By:	/s/ Bradley A. Haneberg
Bradley A. Haneberg
Manager

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